TTBD, LLC

222 South Riverside Plaza
Suite 1100
Chicago, IL 60606

TTBD, LLC's Exemption Report

TTBD, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company asserts the following: (1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provision") and (2) the Company met the exemption provision throughout the most recent fiscal period ended 12/31/15 [from 01/01/2015 to 12/31/2015] without exception.

TTBD, LLC

By: _____
Brian Kaye
Principal, COO

February 26, 2016